United States securities and exchange commission logo





                               February 16, 2024

       Chuanbo Jiang
       Chief Executive Officer
       STAK Inc.
       Building 11, 8th Floor, No. 6 Beitanghe East Road,
       Tianning District, Changzhou, Jiangsu,
       People   s Republic of China, 213000

                                                        Re: STAK Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
18, 2024
                                                            CIK No. 0002002453

       Dear Chuanbo Jiang:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover page

   1. We note that you expect more than 50% of your voting power to be held by an individual, a group or another
company and your Chief Executive Officer currently beneficially holds
                                                        77% of your common
stock. Please disclose whether you intend to be a    controlled
                                                        company    as defined
under the Nasdaq listing rules and, if so, whether you intend to rely on the exemptions as a
controlled company. If applicable, please include risk factor disclosure that
discusses the effect, risks and uncertainties of being designated a controlled company, including but
not limited to, the result that you may elect not to comply with certain corporate
governance requirements.
   2. Please disclose whether any transfers, dividends, or distributions have been made to investors to date, and
quantify the amount if applicable.
 Chuanbo Jiang
STAK Inc.
February 16, 2024
Page 2
Conventions Which Apply to this Prospectus, page 2

3. We note your definition of "China" and the "PRC" appears to exclude Taiwan, Hong
         Kong and Macau. Please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This disclosure may appear in the definition itself or in an appropriate discussion of legal and operational risks.
Market and Industry Data, page 4

4.       Please disclose whether the industry report issued by Beijing Bo Yan
Zhishang
         Information Advise Co., Ltd. was commissioned by the company in connection with this offering or registration statement.
Our Products
Oilfield-Specialized Vehicles, page 7

5. We note your disclosures on pages 6 and 55 that you do not hold a special vehicle production permission to produce special vehicles. Clarify your disclosure if the entire vehicle production is outsourced or if you supply oilfield components to the outsourced manufacturer. Further disclose if you take ownership of these vehicles prior to being shipped to customers as well as if these vehicles are branded as your company.
Prospectus Summary
Corporate History and Structure, page 8

6. Please revise your disclosure to provide a complete description of your corporate history.
Risk Factors
Risks Related to Doing Business in China, page 24

7. Please disclose the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations
Revenues, page 44

8. Please clarify your statement that sales of specialized oilfield vehicles increased as you, expanded [y]our business to the manufacturing and sales of specialized oilfield vehicles
       in August 2022.    In this regard, we note your disclosures on pages 31
and 62 that you
FirstName LastNameChuanbo Jiang
       outsource specialized vehicle production. In addition, further clarify your statement under
Comapany
       CostNameSTAK
            of revenues, Inc.
                             that more staff were hired for production of
specialized oilfield
February 16, 2024 Page 2 your outsourcing of oilfield vehicle production.
       vehicles    in light of
FirstName LastName
 Chuanbo Jiang
FirstName
STAK Inc. LastNameChuanbo Jiang
Comapany16,
February  NameSTAK
            2024     Inc.
February
Page 3 16, 2024 Page 3
FirstName LastName
Business
Overview, page 53

9. Please explain the form of support your initial public offering plan has received from your local government. Please also clarify what you mean by "various favorable conditions" for your initial public offering. In addition, please describe the terms of the Investment
         Promotion and Protection Agreement that you entered into with the Changzhou Tianning
         Economic Development Zone.
Our Products and Solutions, page 56

10. Please revise your disclosure to explain the "seven categories" you had as of June 30,
         2023 and to discuss the stage of development or production the vehicle models and oilfield-specialized production and maintenance equipment are in.
Our Supply Chain, page 62

11. Please disclose whether you have agreements with the manufacturers holding specialized vehicle production qualifications with whom you have partnered. If you do have such agreements, discuss the material terms of those agreements. Also, file them as exhibits or tell us why they are not required to be filed. Refer to Item 601(b)(10)(ii)(B) of Regulation
         S-K.
Related Party Transactions, page 83

12. Please provide context for the shareholder contributions disclosed in this section. For example, disclose whether the amounts in the table were given to you and whether any consideration was exchanged for the contribution.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies , page F-8

13. Please clarify if you provide warranties related to your products. In addition, we note your disclosures on pages 31 and 62 that you outsource specialized vehicle production. Explain if there is a warranty on these vehicles and who provides this warranty. Refer to ASC 460-
         10-50-8(b) and 50-8(c).
(m) Revenue recognition, page F-10

14.      Please address the following items:

                For each of your product lines, identify who you have determined to be your customer. Refer to ASC 606-10-20.
                Your disclosure states that revenue is recognized at a point in time upon the
              customer   s acceptance of products. Expand your disclosure to
explain when this
              occurs.
 Chuanbo Jiang
STAK Inc.
February 16, 2024
Page 4
                We note your disclosure for service income from automation solutions includes software development, training, debugging, maintenance, and other services. Please explain in sufficient detail how you concluded that each of these services are not distinct as noted in your disclosure. Refer to ASC 606-10-25-14 and 19.
15. We note your disclosure that "[you] outsource specialized vehicle production"(your page
         62) and that the "vehicle chassis used in oilfield vehicles and equipment is designed by the
         Company and produced by qualified special vehicle manufacturers". Please explain how you concluded that you bear inventory risk for the sale of vehicles. Disclose if you receive these vehicles from the manufacturers or if these vehicles are shipped directly from the manufacturers to your customers. In addition, please explain the nature and reasons for the inventory item labeled as "Goods in transit" as disclosed within Footnote 5 - Inventories.
16. We note your statement that "Company would control the source code and script and would not have the enforceable right to the payment until the delivery of the service".
         Describe whether the customer has termination rights. That is, please clarify whether a right to payment upon termination is specified in the contract with the customer. If no such payment is due, consider disclosing that each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination, if true. Refer to ASC 606-10-25-4.
Note 3 Discontinued Operations, page F-14

17. We note that you recognized a gain of $299,698 was recorded as the result of the disposal and classified this gain in income from continuing operations. Since the gain is a result of discontinued operations please consider whether this gain should be classified with the loss from discontinued operations section of the Consolidated Statements of Income and Comprehensive Income. Refer to ASC 205-20-45-3 and 45-3A.
General

18. We note your disclosure that you relied upon advice from your PRC counsel, DeHeng
         Law Offices (Shenzhen). Please file a consent from your PRC counsel as an exhibit.
19. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
FirstName LastNameChuanbo Jiang
       have presented or expect to present to potential investors in reliance on Section 5(d) of the
Comapany   NameSTAK
       Securities       Inc. or not you retained, or intend to retain, copies
of those
                  Act, whether
       communications.
February 16, 2024 Page 4
FirstName LastName
 Chuanbo Jiang
FirstName
STAK Inc. LastNameChuanbo Jiang
Comapany16,
February  NameSTAK
            2024     Inc.
February
Page 5 16, 2024 Page 5
FirstName LastName
       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Lawrence S. Venick, Esq.